Faegre Drinker Biddle & Reath LLP

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Washington, DC 20005

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www.faegredrinker.com

February 12, 2021

VIA EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Attn: Alberto Zapata

Re:                             Lincoln Benefit Life Company (the “Depositor” or the “Company”)

Lincoln Benefit Life Variable Life Account (the “Separate Account”) (File No. 811-09154)

TotalAccumulatorSM Flexible Premium Variable Adjustable Life (the “Policies”) (File No. 333-248236)

Responses to Staff Comments on Post-Effective Amendment No. 14 to the Registration  Statement on Form N-6

Dear Mr. Zapata:

On behalf of the Company, we are writing to you to submit responses to your comments provided via telephone on January 29, 2021, in connection with your review of Post-Effective Amendment No. 14 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 106 under the Investment Company Act of 1940, as amended, to the registration statement of the Policies and the Separate Account on Form N-6 (the “Registration Statement”), filed on December 16, 2020 (Accession No. 0001104659-20-136186).  References to the disclosures discussed herein are to the disclosures contained in the Registration Statement. The changes to disclosure discussed below will be reflected in a subsequent amendment to the Registration Statement. For your convenience, we have repeated below in bold each comment, and our responses follow your comments. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

GENERAL

1.              Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

The Company acknowledges the staff’s comment.

PROSPECTUSES

Explanatory Note: The Company notes that the Registration Statement includes two prospectuses because the Policies are serviced by two different third party administrators. The only difference between the prospectuses is information relating to the addresses and contact information for the third party administrators. References herein to the “Prospectus” refer to both prospectuses included in the Registration Statement.

2.              Please add to the cover page a description of the type of policy offered by the Registration Statement, e.g., group, individual, etc. See Item 1(a)(3) of the new Form N-6.

1

The Company respectfully notes that the Policies to which the Registration Statement relates are no longer offered for sale and no offering is being made in connection with the Registration Statement. The Company will include the following disclosure on the cover page:

“This Prospectus describes the TotalAccumulatorSM Flexible Premium Variable Adjustable Life Insurance Policies (the “Policies”). Since August 28, 2017, the Policies are no longer offered for sale.

The Policies are individual flexible premium variable adjustable life insurance policies, the purpose of which is primarily to provide both life insurance protection and flexibility in connection with Premium payments and Death Benefits. Subject to certain restrictions, you may vary the frequency and amount of Premium payments and increase or decrease the level of life insurance benefits payable under the Policies.”

3.              Page 5 of the Prospectus states that “Capitalized terms used in this prospectus are defined where first used or in the Glossary of Special Terms beginning on page 46 of this prospectus.” Consider moving the Glossary of Special Terms to the front of the Prospectus for ease of investor understanding.

The Company will move the Glossary of Special terms to the front of the Prospectus.

4.              The staff notes that the headings used in the Registration Statement should read as stated by Form N-6. For example, the heading at the top of page 6 currently states “IMPORTANT INFORMATION ABOUT THE POLICY,” and Form N-6 calls for the heading “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY.”  Please make sure that the headings used in the Registration Statement match those from new Form N-6.

The Company will ensure that the headings used in the Registration Statement match those prescribed by new Form N-6.

5.              On page 6 under the heading “IMPORTANT INFORMATION ABOUT THE POLICY,” please remove that narrative disclosure that “An investment in the Flexible Premium Variable Adjustable Life Insurance Policy is subject to fees, risks and other important considerations, some of which are briefly summarized in the following table.” The staff notes that this narrative disclosure was included in the proposing release to Rule 498A under the 1933 Act but was not ultimately adopted.

The Company will delete the above-referenced disclosure.

6.              In the section of the Key Information Table discussing contract lapse on page 6, please include, if accurate, that the policy may also lapse due to insufficient premium payments, withdrawals, unpaid loan or loan interest. See Instruction 3(e) to Item 2 of the new Form N-6.

The Company will include the requested disclosure.

7.              In the Ongoing Fees and Annual Charges portion of the Key Information Table, please confirm that the minimum and maximum portfolio company fees are based on gross expenses before fee waivers and include any facilitation fees charged by the platforms used.

The Company will ensure that going forward, the minimum and maximum portfolio company fees are based on gross expenses before fee waivers and include any facilitation fees.

8.              In the Key Information Table under Risks, we note that certain risks include an appropriate cross-reference and other risks do not. Please be sure to include an appropriate reference to other sections of the prospectus for all risks covered in the Key Information Table.

The Company will include an appropriate cross-reference for each risk included in the Key Information Table.

9.              The table of Periodic Charges Other Than Portfolio Operating Expenses on page 11 of the prospectus includes certain “guaranteed” maximum or minimum charges. The staff believes that the average investor would not understand the meaning of a “guaranteed” minimum or maximum charge. Consider deleting the word “guaranteed” within the table or reformatting the table to make the meaning more clear.

The Company will remove the word “guaranteed” from the descriptions within the table of Periodic Charges Other Than Portfolio Operating Expenses

10.       The table of Periodic Charges Other Than Portfolio Operating Expenses on page 11 of the prospectus includes the acronym “COI.” For plain English understanding, please define cost of insurance or explain its meaning prior to first use.

The Company will define COI at first use.

11.       Please add, to the bolded language under the heading PORTFOLIOS AND THE FIXED ACCOUNT on page 16 of the prospectuses, information about where investors can obtain electronic copies of the portfolio companies’ prospectuses.

The Company will include the requested disclosure.

12.       The first paragraph under the heading The Fixed Account on page 17 of the Prospectus states, in part, that “Accordingly, neither the Fixed Account nor any interests in the Fixed Account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act, and the disclosure regarding the Fixed Account has not been reviewed by the staff of the SEC. The statements about the Fixed Account in this Prospectus may be subject to generally applicable provisions of the federal securities laws regarding accuracy and completeness.” The staff believes this disclosure to be incorrect and outdated. Please delete this disclosure.

The Company will remove the above-referenced disclosure.

13.       The tables on page 20 of the prospectus under the heading Surrender Charge include categories for “Unisex Non-Smoker” and “Unisex Smoker.” Please supplementally explain what is meant by the Unisex category for surrender charges.

The Company notes that the Unisex category is used only where required under by applicable law or agreement, e.g., in Montana since it is a Unisex state or if required by any qualified plan.

14.       Please provide, in the section discussing optional benefits available under the policy beginning on page 33 of the prospectus, a more robust disclosure in accordance with Item 11 of the new Form N-6. These would include, per Item 11(b) and (c), one or more examples demonstrating the operation of each benefit.

The Company will ensure the disclosure regarding optional benefits meets the requirements of Item 11, including by adding the following disclosures to the applicable sections of the Optional Death Benefits Available Under the Policy section of the prospectus:

Optional Benefit	Additional Disclosure
Children’s Term Level Rider

This rider provides for level term insurance on the Insured’s children, as defined in the rider. We provide coverage until the earlier of the child’s 25th birthday or the Insured’s age 65. For example, if you purchased this rider on your Policy for a coverage amount of $5,000 and one of your children named on your Policy or rider application were to die while your Policy and this rider were still in force, the Company would pay a $5,000 death benefit to the beneficiary.

Additional Insured Term Rider

This rider provides life insurance coverage on an Additional Insured. If you added this rider to your Policy and the rider was active at the time the Additional Insured died, the Face Amount of the rider would be paid out to the named Beneficiary. For example, if the rider with a Face Amount of $10,000 was added to the Policy, at death of the Additional Insured $10,000 would be paid out to the named Beneficiary.

Primary Insured Rider

This rider provides additional term life insurance coverage on the Primary Insured. If you added this rider to your Policy and the rider was active at the time the Insured died, this rider would pay out an additional benefit to the Beneficiary. For example, if the rider was added to the Policy for $10,000 of term insurance, at death of the Insured $10,000 would be paid out to the named Beneficiary in addition to the Death Benefit provided under the Policy.

Accelerated Death Benefit, Terminal Illness

If you added this rider to your Policy and both the Policy and rider were in force at a time where the insured was determined to be terminally ill (per the terms of the rider), you could request an acceleration of some of the death benefit (subject to the minimums and maximums). For example, if the Policy’s death benefit was $100,000 and the Policy Value was $18,000 at that time and you elect to accelerate (50% of the death benefit); if we assume the interest rate used to discount the future death benefit was ($150.00 (admin fee) + $3,000.00 (6% of accelerated death benefit)), you would receive $46,850, the policy’s death benefit would reduce by 5% to $50,000 and the Policy Value would reduce proportionately to $9,000.

Accelerated Death Benefit, Permanent Confinement

If you added this rider to your Policy and both the Policy and rider were in force at a time where the Insured was permanently confined (per the terms of the rider), you could request an acceleration of some or all of the death benefit (subject to the minimums and maximums). For example, if the Policy’s death benefit was $100,000 and the Policy Value was $8,000 at that time and you elect to accelerate (50% of the death benefit); if we assume the interest rate used to discount the future death benefit was ($150.00 (admin fee) + $7,500.00 (30 months at 6% of accelerated death benefit)), you would receive $42,350.00, the policy’s death benefit would reduce by 50% to $50,000 and the Policy Value would reduce proportionately to $18,000.00.

15.       On page 34 of the prospectus, under the statement that

The Death Benefit and Policy Value of your Policy are reduced if an accelerated benefit is paid. The amount of Death Benefit that you request to accelerate is reduced by: 1) any due and uncollected Monthly Deductions or unpaid required Premium if a claim occurs during a Grace Period; 2) if allowed in your state and/or the rules and regulations of the Internal Revenue Service, an administrative charge of $150 for each accelerated benefit request; 3) pro rata amount of any outstanding Policy Loan; and 4) an actuarial discount reflecting the early payment of the accelerated benefit amount.

Please redraft 3) above for plain English.

The Company will revise 3) above as follows (new language is underlined, deleted language is ~~struck-through~~ ): “3) ~~pro rata~~ an amount of any outstanding Policy Loan proportionate to the amount of the Death Benefit accelerated;”

16.       On page 38 of the Prospectus, please remove the section on cancellation rights since the policies are no longer offered.

The Company will remove the section on cancellation rights.

17.       The staff notes that the back cover page of the Prospectus appears before Appendix A to the Prospectus. Please move the back cover page after all appendices to the Prospectus.

The Company will move Appendix A to the Prospectus to appear before the back cover page of the Prospectus.

18.       Please revise the table in Appendix A - PORTFOLIOS AVAILABLE UNDER YOUR POLICY to strictly comply with the formatting of new Form N-6. We note, for example, that there are separate columns for the Portfolio and Investment Adviser/Subadviser. Item 13 of Form N-6 requires this information to be presented in one column. In addition, please remove any footnotes that do not directly relate to the table.

The Company will revise the table of Portfolios Available Under Your Policy to match the formatting prescribed by Form N-6. The Company will review the footnotes to the table and remove any footnotes that are not applicable.

STATEMENTS OF ADDITIONAL INFORMATION (“SAI”)

Explanatory Note: The Company notes that the Registration Statement includes two SAIs because the Policies are serviced by two different third party administrators. The only difference between the SAIs is information relating to the addresses and contact information for the third party administrators. References herein to the “SAI” refer to both SAIs included in the Registration Statement.

19.       On page 4 under Additional Information, please confirm that all of the disclosure required by Item 24 of the new Form N-6 included or not applicable.

The Company confirms that all of the disclosure required by Item 24 of Form N-6 is included or not applicable.

PART C

20.       In Item 26, the exhibits incorporated by reference to prior filings must include a hyperlink directly to the exhibit to be incorporated. Please correct the hyperlinks or explain why certain exhibits cannot be hyperlinked directly.

The Company will revise Item 26 to include, where able, a hyperlink in the itemized exhibit being incorporated by reference instead of hyperlinking to those exhibits within a footnote to each itemized exhibit. The Company notes, however, that it is not possible to link directly to the exhibit being incorporated by reference in all cases due to the age and format of the EDGAR filings from which these exhibits are incorporated. For example, certain exhibits within Item 26 of the Registration Statement are incorporated by reference to:

•                  Registration statement on Form S-6 filed March 11, 1998;

•                  Registration statement on Form N-4 filed April 21, 1998;

•                  Registration statement on Form N-4 filed on April 1, 1999; and

•                  Registration statement on Form N-4 filed July 8, 1999 (collectively, the “Text Only Filings”).

The Text Only Filings are publicly accessible through the Commission’s EDGAR database; however, each Text Only Filing and its related exhibits are only accessible via the same hyperlink, and it is not possible to link directly to the exhibits incorporated by reference to an exhibit to a Text Only Filing.

21.       We note that certain participation agreements incorporated by reference into the Registration Statement are forms of participation agreements. Agreements incorporated by reference must be executed. See Rule 483.

The Company will file or incorporate by reference agreements as necessary to comply with Rule 483 under the 1933 Act.

22.       If no calculations are included in the Registration Statement per Item 29 of Form N-6, why incorporate by reference the opinions required for illustrations per Item 30(l) and (m)?

The Company will remove the opinions and calculations incorporated by reference into the Registration Statement.

23.       Please confirm the response provided to Item 32 of Form N-6 is fully responsive to the requirements of Item 32.

The Company confirms that the response to Item 32 includes all persons directly or indirectly controlled by or under common control with the Depositor or the Registrant.

24.       Please note that if any information is being omitted because such information is included in a filing on Form N-CEN, the reason for such omission should be clearly explained.

The Company so notes. If the Company determines to omit information because such information is included in a filing on Form N-CEN, it will clearly indicate the reason for such omission.

25.       Please confirm that no response is required for Item 34(c), requesting information on compensation paid by the registrant to principal underwriters. We note that as the policies are no longer being sold, such information may not be applicable.

The Company will include the information requested by Item 34(c) regarding information on compensation paid by the registrant to principal underwriters to the extent applicable.

***

We trust that the foregoing is responsive to your comments. As noted above, the disclosure changes discussed herein will be reflected in a subsequent Amendment to be filed pursuant to Rule 485(b) under the 1933 Act. Questions or comments concerning this letter may be directed to the undersigned at 202-230-5230 or, in my absence, to Joshua Lindauer at (212) 248-3298.

Sincerely,

/s/ Josephine Cicchetti

Josephine Cicchetti, Partner, Faegre Drinker Biddle & Reath LLP

cc:           Megan Curoe, CLO, CCO, Secretary, Lincoln Benefit Life

Joshua Lindauer, Associate, Faegre Drinker Biddle & Reath LLP